Deloitte & Touche LLP
                                             2500 One PPG Place
                                             Pittsburgh, Pennsylvania 15222-5401
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                                             Fax 412-338-7380




WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA  15222-3779

To the Board of Trustees of:

Portfolios of WesMark Funds                                       File No.
-----------------------------------------------------------------------------

        WesMark West Virginia Municipal Bond Fund                811-07925
        WesMark Growth Fund                                      811-07925
        WesMark Balanced Fund                                    811-07925
        WesMark Bond Fund                                        811-07925


We have examined the investment accounts shown by the books and records of the investment companies listed above (the Funds) for the period from the date of the last security count, January 29, 1999, to May 14, 1999. Our examination was made without prior notice to the funds. Our work included agreement of an analysis of portfolio transactions recorded from January 29, 1999 to May 14, 1999, in the investment accounts to supporting records and verification of a sample of such portfolio security transactions to supporting records and documentation. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

WesBanco Wheeling (WesBanco), located in Wheeling, West Virginia, in addition to acting as custodian for the Funds, is the holder of investment securities of other customers of WesBanco. Agents of WesBanco hold, or account for by book entry, securities which are the responsibility of WesBanco through custodian or trust arrangements. Securities held by agents of WesBanco, while identified by such agents as being deposited by WesBanco, cannot always be identified by such agents as to the specific customers of WesBanco who have securities included in such deposits.

WesBanco confirmed to us that all portfolio securities owned by the Funds on May 14, 1999 were held for the account of WesBanco by The Depository Trust Company
(DTC) and/or by the Federal Reserve Book Entry System (FED), as agents of WesBanco.

We obtained confirmations from DTC and FED of the securities held by each such agent for the account of WesBanco as of May 14, 1999. In cases where securities confirmed by the agents could not be attributed by the agent to specific Wesmark Funds, we reviewed WesBanco's reconciliation of the agent's confirmation to WesBanco's internal records, identifying securities held by such agent as a part of WesBanco's aggregate security position with such agent. We also reviewed WesBanco's records which show the owners of the securities held by each agent for the account of WesBanco at that date. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Funds' records of securities owned at May 14, 1999.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of any of the Funds, taken as a whole.


/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
June 4, 1999